March 2, 2012	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.319.7348 brikkers@foley.com EMAIL CLIENT/MATTER NUMBER 038584-0127

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Whiting USA Trust II and Whiting Petroleum Corporation—

 Amendment No. 2 to Registration Statement on Form S-1 and

 Form S-3, respectively

Ladies and Gentlemen:

On behalf of Whiting USA Trust II, a Delaware statutory trust (the “Trust”), and Whiting Petroleum Corporation, a Delaware corporation (“Whiting”), we are transmitting for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 to the above-referenced Registration Statement, with exhibits, relating to the proposed initial public offering of the Trust’s units of beneficial interest in the Trust.

The Trust and Whiting are filing Amendment No. 2 in response to the comment letters of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated February 21, 2012, with respect to the above-referenced Registration Statement. As requested by the Staff in the comment letter, the Trust and Whiting have prepared a memorandum setting forth its responses to the Staff’s comments, copies of which are filed herewith and being delivered to the Staff with courtesy copies of this filing.

Should any questions arise in connection with this filing, please contact the undersigned at (414) 319-7348 or John K. Wilson at (414) 297-5642.

Sincerely,

/s/ Benjamin F. Rikkers

Benjamin F. Rikkers

cc:	Whiting Petroleum Corporation

 Working Group

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.